Exhibit 8.0

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation

Given Imaging Pty. Ltd.	Australia
Given Imaging, Inc.	Delaware
Given Imaging s.a.s.	France
Given Imaging GmbH	Germany
Given Imaging KK	Japan